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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                                  I-trax, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45069D 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

          A. David Fishman, The Aquadome, Eastern Road, P.O. Box N-732
                               Nassau N.P. Bahamas
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 7, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45069D 10 4
--------------------------------------------------------------------------------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     A. David Fishman...........................................................
--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)
        ........................................................................

     (b)  ...X..................................................................
--------------------------------------------------------------------------------

3.   SEC Use Only...............................................................
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)...OO....................................
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e) ........................................................
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization ...Canada.............................
--------------------------------------------------------------------------------
Number of         7. Sole Voting Power:..1,237,899..............................
Shares            --------------------------------------------------------------
Beneficially      8. Shared Voting Power.....None...............................
Owned by          --------------------------------------------------------------
Each              9. Sole Dispositive Power...1,027,478.........................
Reporting         --------------------------------------------------------------
Person With       10.Shared Dispositive Power ....... None......................
--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person..2,079,581....
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) ........................................................
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11).....8.8%................
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)....IN..........................
--------------------------------------------------------------------------------

Item 1.   Security and Issuer

Common Stock, par value $0.001 per share

I-trax, Inc.
One Logan Square
130 N. 18th Street, Suite 2615
Philadelphia, PA 19103


Item 2.   Identity and Background

     (a)  Name: A. David Fishman

     (b) Residence or business address: The Aquadome, Eastern Road, P.O. Box N-732, Nassau N.P. Bahamas

     (c) Present principal occupation or employment: Vice Preside, New Business Development; DS-Max USA, Inc., 19511 Pauling, Foothill Ranch, CA 92610

     (d)  Convictions in criminal proceedings: No.

     (e)  Judgments, decrees or final orders relating to Securities laws: No.

     (f)  Citizenship: Canada


Item 3.   Source and Amount of Funds or Other Consideration

Pursuant to the terms of a Contribution and Exchange Agreement by and among I-Trax.com, Inc. (the "Subsidiary") and I-trax, Inc. (the "Holding Company"), on the one hand, and Stuart Ditchek, A. David Fishman, Granton Marketing Nederland BV (Messrs. Ditchek and Fishman, together with Granton Marketing Nederland BV, the "Members"), and iSummit Partners, LLC (d/b/a "MyFamilyMD"), on the other hand, dated as of September 22, 2000, as amended effective as of February 7, 2001 (as amended, the "Exchange Agreement"), Holding Company issued an aggregate of 4,222,500 shares of its Common Stock to the Members in exchange for all of the outstanding limited liability company membership interests in MyFamilyMD. This transaction is described in greater detail in Item 4 below.

Item 4.   Purpose of Transaction

On February 7, 2001, the Holding Company, the Subsidiary and the Members completed a transaction (the "Transaction") which involved, among other things, the issuance by the Holding Company of 4,222,500 shares of its Common Stock (the "Shares") to the Members in exchange for the contribution by the Members to the Holding Company of all of the issued and outstanding limited liability membership interests of MyFamilyMD.


The Shares were acquired as an investment in connection with the completion of the Transaction.


In connection with the Transaction, the Holding Company and the Subsidiary completed a holding company reorganization, effective as of February 5, 2001, pursuant to Section 251(g) of Delaware General Corporation Law.


The Holding Company granted to the Members "piggy back" registration rights (subject to underwriter cut back) with respect to the Shares in the event the Holding Company shall register any of its Common Stock for its own account under the Securities Act of 1933.


The Holding Company will seek the appointment of Stuart Ditchek to the Board of Directors of the Holding Company.


Item 5.   Interest in Securities of the Issuer

Name of Person               Number of shares               Percentage of
                             beneficially owned             outstanding shares

A. David Fishman                 2,079,581                         8.8%

Sole Power to Vote:  1,237,899.


An aggregate of 1,027,478 of the total number of shares beneficially owned by the reporting persons were delivered to the reporting person at closing of the Transaction without any restriction.


An aggregate of 210,421 of the total number of shares beneficially owned by the reporting person were delivered to an escrow agent at the closing of the Transaction and are being held by the escrow agent as security against the breach by the reporting person of any of his representations, warranties, covenants and indemnifications under the Exchange Agreement (such shares, the "Escrowed Shares"); the reporting person may vote these shares while they are held by the escrow agent.


In addition, an aggregated of 841,682 of the total number of shares beneficially owned by the reporting person were delivered to an escrow agent at the closing of the Transaction and are being held by the escrow agent until the satisfaction by MyFamilyMD of certain technology development and revenue targets (such shares, the "Earn Out Shares"); the reporting person may not vote these shares while they are held by the escrow agent; the escrow agent shall vote these shares in the proportion in which other outstanding shares of the Holding Company's Common Stock are voted are voted on by the shareholders of the Holding Company.


Sole Power to Dispose: 1,027,478. Represents all shares not held by escrow agent.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 5 above with respect to the discussion of voting of the Escrowed Shares and Earn Out Shares.


See Item 4 above with respect to the discussion of registration rights.

Item 7.   Material to Be Filed as Exhibits

Exhibit A: Contribution and Exchange Agreement by and among I-Trax.com, Inc. and I-trax, Inc., on the one hand, and Stuart Ditchek, A. David Fishman, Granton Marketing Nederland BV, and iSummit Partners, LLC, on the other hand, dated as of September 22, 2000 (incorporated by reference to the Registration Statement on Form S-4 Registration No. 333-48862) and amendment thereto effective as of February 7, 2001.

Exhibit B: Registration Rights Agreement by and among I-trax, Inc., Stuart Ditchek, A. David Fishman, and Granton Marketing Nederland BV dated as of February 7, 2000.

Exhibit C: Irrevocable Proxy dated as of February 7, 2001.


                                    Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


--------------------------------------------------------------------------------
Date                  February 16, 2001


--------------------------------------------------------------------------------
Signature             /s/ A. David Fishman


--------------------------------------------------------------------------------
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.





            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                                                       EXHIBIT A
                                  I-TRAX, INC.
                                One Logan Square
                         130 N. 18th Street, Suite 2615
                             Philadelphia, PA 19103


                                                              February 7, 2001

Stuart Ditchek
A. David Fishman
Granton Marketing Nederland BV
iSummit Partners, LLC
d/b/a MyFamilyMD
c/o Stuart Ditchek, MD, Chairman
1834 East 28 Street
Brooklyn, New York 11229

     Re: Contribution and Exchange Agreement by and among I-Trax.com, Inc. and I-trax, Inc., on the one hand, and Stuart Ditchek, A. David Fishman, Granton Marketing Nederland BV, and iSummit Partners, LLC, on the other hand, dated as of September 22, 2000
          ----------------------------------------------------------------------

Gentlemen:

          Reference is made to the above referenced Contribution and Exchange Agreement ("Exchange Agreement"). Capitalized terms used herein and not otherwise defined herein shall have the meaning given to such terms in the Exchange Agreement.

          On the date hereof the Parties are affecting the Closing of the Contribution. In connection with the Closing and as a condition thereto, the Parties hereby desire to amend the Exchange Agreement in the manner provided below. Accordingly, the Parties, intending to be legally bound, hereby acknowledge and agree as follows:

          1. Consideration Shares. Effective as of the date hereof, the Holding Company is delivering to Steven P. Shelov, M.D., M.S., FAAP, a consultant to MyFamilyMD, a Nonqualified Stock Option Grant pursuant to which Dr. Shelov may acquire from the Holding Company an aggregate of up to 50,000 Shares at an exercise price of $2.00 per Share (the "Grant"). It is the intent of the Parties that the Grant is made is substitution of all other option grants by MyFamilyMD to Dr. Shelov made prior to the date hereof. As consideration for the Grant, the number of Consideration Shares shall be reduced from 4,272,500 to 4,222,500.


          2. Conditions to Closing.


               (a) I-trax and the Holding Company hereby waive the conditions to Closing set forth in Sections 9(a)(vii) and 9(a)(viii) of the Exchange Agreement.


               (b) The Members hereby waive the conditions to Closing set forth in Sections 9(b)(vi) and 9(b)(vii) of the Exchange Agreement.

               (c) I-trax and the Holding Company hereby consent that the certificate referenced in Section 9(a)(v) of the Exchange Agreement will be delivered by MyFamilyMD and not the Members and the certificate referenced in
Section 9(a)(xiii) of the Exchange Agreement shall be delivered by a single Member.

          Except as set forth in this letter agreement, the Exchange Agreement shall remain in full force and effect and references in this Exchange Agreement to "this Agreement", "the Agreement", "hereunder", "herein", "hereof" and words of like effect shall mean the Exchange Agreement as so amended by this letter agreement. This Letter Agreement may be executed in one or more counterparts and/or by facsimile, all of which taken together shall constitute one instrument.



                   [Signatures appear on the following page.]

          If this letter agreement is acceptable to MyFamilyMD and the Members, please signify in the space provided below.

                                            Sincerely,

I-TRAX.COM, INC.                            I-TRAX, INC.


--------------------------------            --------------------------------
Name:                                       Name:
Title:                                      Title:


Accepted, Acknowledged
 and Agreed to:

ISUMMIT PARTNERS, LLC


By:
   --------------------------
Name: Stuart Ditchek
Title:   Chairman



-----------------------------
Stuart Ditchek



-----------------------------
A. David Fishman


Granton Marketing Nederland BV



By:
   -------------------------
Name:
Title:

                                                                       EXHIBIT B
                          REGISTRATION RIGHTS AGREEMENT


          This Registration Rights Agreement (the "Agreement") is entered into as of February 7, 2001, by and among I-trax, Inc., a Delaware corporation (the "Company"), and Stuart Ditchek, A. David Fishman and Granton Marketing Nederland BV (collectively, the "Stockholders").

          The Stockholders, iSummit Partners LLC, a New York limited liability company (d/b/a MyFamilyMD) ("MyFamilyMD"), I-Trax.com, Inc., a subsidiary of the Company, and the Company are parties to a Contribution and Exchange Agreement entered into as of September 22, 2000, as amended from time to time, including on the date hereof (the "Exchange Agreement"). The Exchange Agreement contemplates, subject to the satisfaction of the terms and conditions set forth therein, an exchange by the Stockholders of all of the outstanding membership interests in MyFamilyMD, for up to 4,222,500 shares of Common Stock, par value $.001 per share, of the Company ("Common Stock" and such shares, the "Shares").

          As an inducement for the Stockholders to consummate the exchange pursuant to the Exchange Agreement on the date hereof, the Company has agreed to provide certain "piggy back" registration rights under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (collectively, the "Securities Act"), with respect to the Shares.

          Now, therefore, the parties hereto hereby covenant and agree as follows:

          1. Registration Rights.

               1.1 Certain Definitions. As used in this Agreement, in addition to the terms that are defined elsewhere in this Agreement, the following terms shall have the following respective meanings:

                    (a) "Affiliate" has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

                    (b) "Commission" means the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

                    (c) "Family Member" means, with respect to an individual, any spouse, child, stepchild, grandchild, parent, brother or sister of such individual, or any in-law of such individual of comparable relationship to the foregoing.


                    (d) "Holder" or "Holders" means, individually or collectively, any holder or holders, as the case may be, of outstanding Registrable Securities.

                    (e) "Person" means an individual, a partnership, a corporation, limited liability company, an association, a joint stock company, a trust, a joint venture, any other form of business organization, an unincorporated organization, or a governmental entity (or any department, agency, or political subdivision thereof).

                    (f) The terms "register", "registered" and "registration" means a registration effected by preparing and filing a registration statement covering Common Stock (including for this purpose a registration effected by the in compliance with the Securities Act ("registration statement"), and the declaration or ordering by the Commission of the effectiveness of such registration statement.

                    (g) "Registrable Securities" means the shares of Common Stock issued to the Stockholders pursuant to the Exchange Agreement and any securities issued as a dividend or other distribution with respect to such Common Stock or in exchange or replacement of such Common Stock. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when: (i) such securities shall have been disposed of, including by gift, sale, assignment, transfer, pledge, hypothecation or other disposition, whether for or without consideration, or whether voluntary, involuntary or by operation of law (each a "Transfer"), excluding, however, a Transfer of such securities (A) either during such Stockholder's lifetime or on his or her death, by will or intestacy, to such Stockholder's Family Members or to a trust, the beneficiaries of which are exclusively the Stockholder and/or one or more of such Stockholder's Family Members so long as such stockholder shall retain voting control of such securities, (B) between any Person and a guardian or conservator for such Person, and (C) a Transfer by way of bequest or inheritance upon death; (ii) a registration statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been Transferred in accordance with such registration statement; (iii) such securities shall have been Transferred pursuant to Rule 144 (or any successor provision) under the Securities Act; (iv) such securities shall have been otherwise Transferred, new certificates for them not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent disposition of such securities shall not require registration or qualification under the Securities Act or any state securities or "blue sky" law then in force; or (v) such securities shall have ceased to be outstanding.

                    (h) "Registration Expenses" shall mean all expenses incurred by the Company in connection with the Registration of the Registrable Securities under Section 1 hereof, including, without limitation, all federal and state registration, qualification and filing fees, printing expenses, fees and disbursements of counsel and accountants for the Company, Blue Sky fees and expenses, and the expense of any special audits incident to or required by any such registration.

                    (i) "Selling Expenses" shall mean all underwriting discounts and selling commissions applicable to the sale of Registrable Securities pursuant to this Agreement.

               1.2 "Piggy-Back" Registration Rights.

                    (a) If (but without any obligation to do so) the Company proposes to Register any of its securities for its own account (other than pursuant to Form S-8 or any other registration relating to employee benefit plans, a registration relating solely to a transaction subject to Rule 145 under the Securities Act, a registration on any form that does not include substantially the same information as would be required to be included in a registration statement converting the sale of Registrable Securities, or a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered), in connection with the registration of such securities, the Company shall, at each such time, promptly give the Holders written notice of such registration. Upon the written request of any Holder given within twenty (20) days after mailing of such notice by the Company, the Company shall, subject to the following provisions, use all reasonable efforts to cause to be included in such Registration all of the Registrable Securities that such Holder has requested to be registered.

                    (b) The Company shall have the right to terminate or withdraw any registration initiated by it under Section 1.2(a) prior to the effectiveness of such registration whether or not any Holder has elected to include securities in such registration. The expenses of such withdrawn registration shall be borne by the Company in accordance with Section 1.4 below.

                    (c) In connection with any offering involving an underwriting of shares of the Company's capital stock, the Company shall not be required under Section 1.2(a) to include any of the Holders' Registerable Securities in such underwriting unless the Holders accept the terms of the underwriting as agreed upon between the Company and the underwriters selected by it (or by other Persons entitled to select the underwriters) and enter into an underwriting agreement in customary form with an underwriter or underwriters selected by the Company, and then only in such quantity as the underwriters determine in their sole discretion will not jeopardize the success of the offering by the Company. If the total number of securities, including Registrable Securities, requested by stockholders to be included in such offering exceeds the amount of securities sold other than by the Company that the underwriters determine in their sole discretion is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, that the underwriters determine in their sole discretion will not jeopardize the success of the offering (the securities so included to be apportioned pro rata among the selling Holders according to the total amount of Registrable Securities requested to be included therein by each selling Holder or in such other proportions as shall mutually be agreed to by such selling Holders). For purposes of the preceding parenthetical concerning apportionment, for any selling stockholder that is a Holder of Registrable Securities and that is a partnership or corporation, the partners, retired partners and stockholders of such Holder, or the estates and family members of any such partners and retired partners and any trusts for the benefit of any of the foregoing Persons shall be deemed to be a single "selling Holder," and any pro rata reduction with respect to such "selling Holder" shall be based upon the aggregate amount of Registrable Securities owned by all such related entities and individuals.

               1.3 Company's Obligations. Subject to Section 1.2(b) above, whenever affecting a registration of any Registrable Securities pursuant to this
Section 1, the Company shall, as expeditiously as reasonably possible:

                    (a) Prepare and file with the Commission a registration statement with respect to such Registrable Securities and use its reasonable best efforts to cause such registration statement to become effective, and, upon request of the Holders of the a majority of the Registrable Securities registered thereunder, keep such registration statement effective for a period of up to one hundred eighty (180) days, or, if earlier, until the distribution contemplated in the registration statement has been completed.

                    (b) Prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provision of the Securities Act with respect to the disposition of all securities covered by such registration statement.

                    (c) Furnish to the Holders such number of copies of a prospectus including a preliminary prospectus, in conformity with the requirements of the Securities Act and such other documentation as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by them.

                    (d) Use its reasonable best efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Holders, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions.

                    (e) In the event of any underwritten public offering, enter and perform its obligations under an underwriting agreement, in usual and customary form, with managing underwriter of such offering.

                    (f) Notify each Holder of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act or the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.

                    (g) Cause all such Registrable Securities registered pursuant to this Section 1 to be listed on each securities exchange on which similar securities issued by the Company are then listed.

                    (h) Provide a transfer agent and registrar for all Registrable Securities registered pursuant hereunder and a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration.

                    (i) Take all actions reasonably necessary to facilitate the timely preparation and delivery of certificates (not bearing any restrictive legend) representing the Registrable Securities to be sold pursuant to the registration statement and to enable such certificates to be in such denominations and registered in such names as the Holder or any underwriter may reasonably request.

               1.4 Expenses of Registration. All Registration Expenses incurred in connection with a registration pursuant to this Agreement shall be borne by the Company. All Selling Expenses with respect to Registrable Securities included in such registration shall be borne by the Holders.

               1.5 Information Furnished by Holders. It shall be a condition precedent to the Company's obligations under this Agreement that the Holders furnish to the Company in writing such information regarding himself, his Registrable Securities and the intended method of disposition of such securities as shall be required to effect the registration of such Holder's Registrable Securities.

               1.6 Delay of Registration. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any such registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 1.

               1.7 Indemnification. In the event the any Registrable Securities are included in a registration statement under this Section 1:

                    (a) The Company will indemnify the Holders, each of their respective officers, directors and partners, and each person controlling the Holder within the meaning of Section 15 of the Securities Act or Section 20(a) of the Exchange Act, with respect to which registration, qualification or compliance of Registrable Securities has been effected pursuant to this Agreement, and each underwriter (as defined under the Securities Act), if any, and each of its officers, directors, constituent partners, and each person who controls any underwriter against all claims, losses, damages or liabilities (or actions in respect thereof) to the extent such claim, losses, damages or liabilities arise out of or are based upon any untrue statement (or alleged untrue statement) of a material fact contained in any prospectus or any related registration statement incident to any such Registration, qualification or compliance, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Company of any rule or regulation promulgated under the Securities Act applicable to the Company and relating to action or inaction required of the Company in connection with any such Registration; and the Company will reimburse the Holders, each such underwriter and each person who controls any such Holder or underwriter, for any legal and any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action; provided, however, that the indemnity contained in this Section 1.7(a) shall not apply to amounts paid in settlement of any such claim, loss, damage, liability or action if such settlement is effected without the consent of the Company (which consent shall not unreasonably be withheld or delayed); and provided, further, that the Company shall not be liable in any such case to the extent that any such claim, loss, damage, liability or action arises out of or is based upon any untrue statement or omission (or alleged untrue statement or omission) which occurs in reliance upon written information furnished to the Company by the Holder for use in the registration statement used in connection with the offering of securities of the Company.

                    (b) Each Holder will severally and not jointly indemnify the Company, each of its directors and officers, each underwriter, if any, of the Company's securities covered by such a registration statement, and each person who controls the Company or such underwriter within the meaning of Section 15 of the Securities Act or Section 20(a) of the Exchange Act, against all claims, losses, damages and liabilities (or actions in respect hereof) arising out of or based upon any untrue statement (or alleged untrue statement) of a material fact contained in any such Registration Statement or related prospectus, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; and will reimburse the Company and each of the foregoing persons for any legal and any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such Registration statement or prospectus in reliance upon and in conformity with written information furnished to the Company by the Holder for use in the Registration statement used in connection with the offering of securities of the Company; provided, however, that the Holder's liability under this Section 1.7(b) shall not exceed such Holder's proceeds from the offering of Registrable Securities made in connection with such registration.

                    (c) Promptly after receipt by an indemnified party under this Section 1.7 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party under this Section 1.7, notify the indemnifying party in writing of the commencement thereof and generally summarize such action. The indemnifying party shall have the right to participate in and to assume the defense of such claim and shall be entitled to select counsel for the defense of such claim with the approval of any parties entitled to indemnification, which approval shall not be unreasonably withheld. Notwithstanding the foregoing, the parties entitled to indemnification shall have the right to employ separate counsel (reasonably satisfactory to the indemnifying party) to participate in the defense thereof, but (assuming the indemnifying party has assumed the defense of the relevant action as aforesaid) the fees and expenses of such counsel shall be the expense of such indemnified parties unless the named parties to such action or proceedings include both the indemnifying party and the indemnified parties and the indemnifying party or such indemnified parties shall have been advised by counsel that there are one or more legal defenses available to it which are different from or additional to those available to the indemnifying party, in which case, if the indemnified party notifies the indemnifying party in writing that it elects to employ separate counsel at the reasonable expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such action or proceeding on behalf of the indemnified party, as the case may be, it being understood, however, that the indemnifying party shall not, in connection with any such action or proceeding or separate or substantially similar or related action or proceeding in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate counsel at any time for the indemnifying party and all indemnified parties, which counsel shall be designated in writing by the Holder. If the indemnifying party withholds consent to a settlement or proposed settlement by the indemnified party, it shall acknowledge to the indemnified party its indemnification obligations hereunder.

                    (d) If the indemnification provided for in this Section 1.7 from an indemnifying party is unavailable to an indemnified party hereunder in respect to any losses, claims, damages, liabilities or expenses referred to herein, then the indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and indemnified party in connection with the statements or omissions which result in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such indemnifying party or indemnified party and the parties' relative intent, knowledge, access to information supplied by such indemnifying party or indemnified party and opportunity to correct or prevent such statement or omission. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with investigating or defending any action, suit, proceeding or claim. In no event shall the amount of any such contribution payable by a Holder exceed the amount payable by the Holder under Section 1.7(b) hereunder.

               1.8 Rule 144 Exceptions. The Company shall not be obligated under this Sections 1 to register or include in any Registration statement any Registrable Securities if the Company shall furnish the Holders requesting such registration a written opinion of counsel to the Company reasonably satisfactory to the requesting Holders, that all Registrable Securities may be publicly offered, sold and distributed without registration under the Securities Act within a single ninety (90) day period pursuant to Rule 144 promulgated under the Securities Act.

               1.9 Lockup Agreement. Each Stockholder agrees in connection with any registration of the Company's securities, upon the request of the underwriter(s) managing that offering, not to lend, offer, pledge, grant, sell, make any short sale of, sell any option or contract to purchase of or otherwise dispose of any Registrable Securities (other than those included in the registration) without the prior written consent of the Company during the seven
(7) days prior to and during the one hundred eighty (180) day period beginning on the effective date of such registration. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to Registrable Securities of ach Holder (and the shares or securities of every other Person subject to the foregoing restriction) until the end of such period.

          2. Miscellaneous.

               2.1 Notices. Notices required or permitted to be given hereunder shall be in writing and shall be deemed to be sufficiently given when personally delivered or sent by registered mail, return receipt requested, addressed (i) if to the Company, at One Logan Square, 130 N. 18th Street, Philadelphia, Pennsylvania 19103, Attention: General Counsel; and (ii) if to the Stockholders, as provided on Schedule A hereto.

               2.2 Waiver. Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, will not operate as a waiver thereof. No waiver will be effective unless and until it is in writing and signed by the party giving the waiver.

               2.3 Governing Law. This Agreement shall be enforced, governed and construed in all respects in accordance with the General Corporation Law of the State of Delaware as to matters within the scope thereof, and as to all other matters shall be governed by, and construed in accordance with, the laws of the Commonwealth of Pennsylvania without regard to its conflict of law principals. In the event that any provision of this Agreement is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statue or rule of law. Any provision hereof which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision hereof.

               2.4 Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof. Any provision of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only by a writing executed by the Company and each of the Holders.

               2.5 Counterparts. This Registration Rights Agreement may be executed in multiple counterparts and/or by facsimile, all of which together shall constitute one and the same document.




                      [Signatures Begin on Following Page]

IN WITNESS WHEREOF, this Agreement has been executed as of the date and year first above written.


                                          I-TRAX, INC.


                                          By:
                                             -----------------------------------
                                             Name:
                                             Title:




                                            ------------------------------------
                                                       STUART DITCHEK




                                            ------------------------------------
                                                       A. DAVID FISHMAN



                                          GRANTON MARKETING NEDERLAND BV


                                          By:
                                             -----------------------------------
                                             Name:

                                   SCHEDULE A


Stuart Ditchek
1834 East 28th Street
Brooklyn, NY  11229

A. David Fishman
The Aquadome
Eastern Road
P.O. Box N-732
Nassau N.P. Bahamas

Granton Marketing Nederland BV
Plesmanstrat 4
Zoetmeer, 2722 NV
The Netherlands
Attention:  Colin Gerrard

                                                                       EXHIBIT C
                                  I-TRAX, INC.

                                -----------------

                                IRREVOCABLE PROXY

                                -----------------


          The undersigned, being the legal and beneficial owner of the number of shares of the voting Common Stock of I-trax, Inc., a Delaware corporation (the "Company"), set forth below (the "Shares"), hereby appoints DOUGHERTY & SHAFFER, LLC in its capacity as the undersigned's true and lawful proxy, with full power of substitution, (i) to attend any and all meetings of the stockholders of the Company, whether annual or special, and all adjournments and postponements thereof, which may be held at any time after the date of this Proxy, and to vote the Shares in the proportion in which other outstanding shares of the Company's common stock are voted on any and all matters which may be presented to the stockholders for action at such stockholders meetings, and (ii) to exercise all other voting rights and powers in respect of the Shares, including without limitation the calling of stockholders meetings and the giving of consents and approvals on any and all matters on which the stockholders of the Company may act.

          The undersigned hereby affirms that this Proxy is coupled with an interest and shall be irrevocable to the fullest extent permitted by law.

          The undersigned hereby revokes all proxies, which he may have previously executed with respect to the Shares.

          IN WITNESS WHEREOF, this Proxy has been executed and delivered as of this 7th day of February, 2001.


Witness:


-------------------------                   -------------------------
                                                 A. DAVID FISHMAN


Number of Shares: 841,682 Shares